Exhibit 99.1

CONSENT, WAIVER, REAFFIRMATION AND AMENDMENT NUMBER ONE TO CREDIT AGREEMENT

            This CONSENT, WAIVER, REAFFIRMATION AND AMENDMENT NUMBER ONE TO CREDIT AGREEMENT (this “Agreement”) is made as of December 30, 2016, by and among OVERLAND STORAGE, INC., a California corporation (the “Company”), TANDBERG DATA GMBH, a German limited liability company registered with the commercial register of the local court in Dortmund under HRB 5589 (“Subsidiary Borrower” and, collectively with Company, the “Borrowers” and each individually a “Borrower”), each undersigned Guarantor signatory hereto, and OPUS BANK, a California commercial bank (“Lender”).

W I T N E S S E T H:

            WHEREAS, Borrowers and Lender are parties to that certain Credit Agreement, dated as of April 6, 2016 (such Credit Agreement as amended, restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”);

            WHEREAS, the Borrowers have notified Lender of certain Events of Default that have occurred and are continuing, which Events of Default are identified on Schedule A attached hereto (collectively, the “Specified Defaults”). For purposes of this Agreement and without further investigations by Lender with respect to the existence thereof, no other Default or Event of Default is, or shall be deemed to be, a Specified Default;

            WHEREAS, Borrowers have informed Lender that the Loan Parties intend to acquire all of the Equity Interests of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions LLC (“HXC”, and collectively with UCX, the “Targets”) (such acquisition of the Equity Interests of the Targets, the “Subject Transaction”);

            WHEREAS, Borrowers have requested that Lender (a) amend the Credit Agreement as set forth herein, (b) consent to the Subject Transaction, and (b) waive the Specified Defaults, in each case, as set forth herein; and

            WHEREAS, on and subject to each of the terms and conditions set forth herein, Lender has agreed to accommodate Borrowers’ requests;

            NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and each intending to be bound hereby, the parties hereto agree as follows:

            1.        Capitalized Terms. Each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Credit Agreement.

            2.        Affirmation of Recitals. The recitals set forth above are true and correct and are incorporated herein by this reference.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            3.        Waiver of Specified Defaults.

                          (a)        Each Borrower and Guarantor acknowledges and agrees that the Specified Defaults have occurred and are continuing.

                          (b)        Notwithstanding any provisions of the Credit Agreement and the other Loan Documents to the contrary, subject to the satisfaction of the conditions precedent set forth in Section 6 hereof, Lender hereby waives the Specified Defaults; provided, that nothing herein, nor any communications among any Borrower, any Guarantor, or Lender, shall be deemed a waiver with respect to any Events of Default or any failure of any Borrower or any Guarantor to comply fully with any provision of the Credit Agreement or any provision of any other Loan Document (in each case other than with respect to the Specified Defaults), and in no event shall this waiver be deemed to be a waiver of enforcement of any of Lender’s rights or remedies under the Credit Agreement and the other Loan Documents, at law (including under the Uniform Commercial Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 8.02 of the Credit Agreement, with respect to any other Defaults or Events of Default now existing or hereafter arising. Except as expressly provided herein, Lender hereby reserves and preserves all of its rights and remedies against any Borrower and any Guarantor under the Credit Agreement and the other Loan Documents, at law (including under the Uniform Commercial Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 8.02 of the Credit Agreement.

                          (c)        The waivers in this Section 3 shall be effective only in the specific instances and for the specific purposes set forth herein and do not allow for any other or further departure from the terms and conditions of the Credit Agreement or any other Loan Document, which terms and conditions shall continue in full force and effect.

                          (d)        The Loan Parties agree that neither the foregoing agreement by Lender nor the acceptance by Lender of any of the payments provided for hereunder or in the Loan Documents, nor any payment prior to the date hereof, shall excuse any Loan Party from any of its obligations under the Loan Documents. Each Loan Party agrees that it will not assert laches, waiver or any other defense to the enforcement of any of the Loan Documents based upon the foregoing agreement of Lender to waive or the acceptance by Lender of any of the payments provided for in the Loan Documents or any payment prior to the date hereof.

            4.        Consent to Subject Transaction. Upon and subject to the satisfaction of each of the conditions set forth in Section 6 of this Agreement, any provisions of the Credit Agreement and the other Loan Documents to the contrary notwithstanding, Lender hereby consents to the consummation of the Subject Transaction, but only so long as (a) the aggregate consideration (whether in cash or otherwise, including, without limitation, the amount of any holdback or earnout obligations) payable by the Loan Parties or their Subsidiaries for the Subject Transaction does not exceed $[***], (b) the aggregate amount of consideration payable in cash by the Loan Parties or their Subsidiaries in connection with the Subject Transaction does not exceed $[***], (c) other than a requirement for up to $[***] in consideration to be paid in cash following receipt of both the net cash proceeds of the Initial Equity Raise and investor commitments with respect to the Second Equity Raise, the documentation for the Subject Transaction does not require that any consideration be paid in cash by the Loan Parties or their Subsidiaries in respect of the Subject Transaction until after the Company shall have received net cash proceeds of both the Initial Equity Raise and the Second Equity Raise, (d) other than payment of up to $[***] in consideration in cash after receipt of both the net cash proceeds of the Initial Equity Raise and investor commitments with respect to the Second Equity Raise, the Loan Parties and their Subsidiaries do not make any cash payments of consideration on account of the Subject Transaction until after the Company has received net cash proceeds of both the Initial Equity Raise and the Second Equity Raise, (e) no more than $[***] in cash consideration in connection with the Subject Transaction is paid or required to be paid before the date that is one year after the consummation of the Subject Transaction, (f) on the date of consummation of the Subject Transaction, the Subject Transaction constitutes a Permitted Acquisition except pursuant to clauses (h), (j), and (k) thereof, and (g) the Company has delivered to Lender substantially concurrently with the closing of the Subject Transaction a certificate of a Senior Officer of Company certifying to compliance with clauses (a) through (f) above.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            5.        Amendments to Credit Agreement.

                          (a)        Section 1.1 of the Credit Agreement is hereby amended by adding in proper alphabetical order, or amending and restating in their entirety, the following definitions: “Amendment Number 1” means that certain Consent, Waiver, Reaffirmation and Amendment Number One to Credit Agreement, dated as of December 30, 2016, among Borrowers, Guarantors, and Lender.

            “Amendment Number 1 Effective Date” means December 30, 2016.

            “Budget” means the Initial Budget as updated by each updated 13-week projection of cash disbursements and cash receipts of the Loan Parties and their Subsidiaries required thereafter under the terms of Amendment Number 1, prepared on a week by week basis, in form and detail reasonably satisfactory to Lender (including the scope and methodology of review and analysis)

            “Consolidated Revenue” shall mean, for any period, the revenue of Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

            “Consultant” has the meaning specified therefor in Amendment Number 1.

            “Designated Account” means the deposit account of the Company identified on Schedule D-1 to this Agreement located at Opus Bank.

            “Initial Budget” has the meaning set forth in Section 6.17(a) .

            “Insolvency Proceeding” means any proceeding (including preliminary proceedings) commenced by or against any Person under any provision of any Debtor Relief Law or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            “Initial Equity Raise” has the meaning set forth in Section 8.01(m).

            “Interest Rate” means (i) in the case of the Revolving Loan, a fluctuating rate per annum equal to the higher of (a) the rate of interest in effect for such day as publicly announced from time to time by the Wall Street Journal as its “prime rate” (or the average prime rate if a high and a low prime rate are therein reported) plus 2.75% or (b) 6.25%, and (ii) in the case of the Term Loan, a fluctuating rate per annum equal to the higher of (a) the rate of interest in effect for such day as publicly announced from time to time by the Wall Street Journal as its “prime rate” (or the average prime rate if a high and a low prime rate are therein reported) plus 2.75% or (b) 6.25% .

            “Lender-Related Persons” means Lender, together with its Affiliates, officers, directors, employees, attorneys, advisors, consultants (including Consultant), and agents.

            “Maturity Date” means, with respect to (a) the Term Loan, the earliest of the Global Debenture Maturity or March 31, 2017 or such earlier date upon which the Obligations may be accelerated in accordance with the terms of this Agreement, and (b) each Revolving Loan, the earliest of the Global Debenture Maturity or March 31, 2017 or such earlier date upon which the Commitments may be terminated and/or the Obligations may be accelerated in accordance with the terms of this Agreement.

            “Original Covenant Testing Event” means the occurrence of an Event of Default under Section 8.01(m).

             “Revolving Loan Commitment” means the commitment of the Lender to make Revolving Loans to Borrowers in an aggregate outstanding amount not to exceed $8,595,017.72, as such amount may be changed from time to time pursuant to Section 2.05.

            “Second Equity Raise” has the meaning set forth in Section 8.01(m).

            “Storage Assets” means assets of the Parent or any its Subsidiaries used in the data storage line of business, including the primary assets of the RDX and Tape business.

            “Third Equity Raise” has the meaning set forth in Section 8.01(m).

                          (b)        Section 2.02(c) of the Credit Agreement is hereby amended and restated in its entirety as follows:

                           “(c) Other Mandatory Prepayments. In addition to the payments required by Section 2.03(b) hereof, Company shall (subject to Section 2.02(d) below) make mandatory prepayments of the Obligations as set forth below. Subject to Section 2.02(d) below, all such prepayments required under clauses (i), (ii), and (iii) below shall be applied first, pro rata to the remaining scheduled payments of principal due under the Term Loan (including, without limitation, the payment due on the Maturity Date thereof) and, second, to prepay the outstanding Revolving Loans. To the extent any amounts remain after such applications, other than any amounts remaining as a result of Lender declining prepayment pursuant to Section 2.02(d), such amounts may be retained by Company.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (i) Asset Sales. No later than the fifth Business Day following the date of receipt by the Parent or any of its Subsidiaries of any Net Asset Sale Proceeds (or on the 271st day if the first proviso hereto applies) if such Net Asset Sale Proceeds are equal to or in excess of $500,000 received in any fiscal year through the applicable date of determination, Company shall prepay, subject to the provisions of Section 2.02(d) below, the Obligations in an aggregate amount equal to such Net Asset Sale Proceeds; provided that, so long as no Event of Default shall have occurred and be continuing, Company need not so apply such Net Asset Sale Proceeds so long as the Parent or one or more of its Subsidiaries invests such Net Asset Sale Proceeds within two hundred seventy (270) days of receipt thereof in assets of the general type used in the business of the Parent and its Subsidiaries (including acquisitions of assets by way of stock purchase, merger or acquisition of assets of a Borrower or business unit in compliance with Section 7.03) or the applicable Borrower or Guarantor enters into a binding commitment thereof within two hundred seventy (270) days from the date of the receipt of such Net Asset Sale Proceeds and subsequently makes such reinvestment within one hundred eighty (180) days from the date of such binding commitment;; provided, further, pending any such investment all such Net Asset Sale Proceeds shall be invested in Cash or Cash Equivalents and deposited in the Designated Deposit Account and held therein until such time as such Net Asset Sale Proceeds are applied in payment of such investment.

                          (ii) Insurance/Condemnation Proceeds. No later than the fifth Business Day following the date of receipt by the Parent or any of its Subsidiaries (or on the 271st day if the first proviso hereto applies), or Lender as loss payee, of any Net Insurance/Condemnation Proceeds equal to or in excess of $500,000 received in any fiscal year through the applicable date of determination, Company shall prepay, subject to the provisions of Section 2.02(d) below, the Obligations in an aggregate amount equal to such Net Insurance/Condemnation Proceeds; provided that so long as no Event of Default shall have occurred and be continuing, Company need not so apply such Net Insurance/Condemnation Proceeds so long as the Parent or one or more of its Subsidiaries invests such Net Insurance/Condemnation Proceeds within two hundred seventy (270) days of receipt thereof in assets of the general type used or useful in the business of the Parent and its Subsidiaries, which investment may include the repair, restoration or replacement of the applicable assets thereof; provided, further, that pending any such investment all such Net Insurance/Condemnation Proceeds, as the case may be, shall be invested in Cash or Cash Equivalents and deposited in the Designated Deposit Account and held therein until such time as such Net Insurance/Condemnation Proceeds are applied in payment of such investment.

                          (iii) Break-up Fee. No later than the fifth Business Day following the date of receipt by the Parent or any of its Subsidiaries of payment of any break-up fee, termination fee, alternate transaction fee, or similar fee in connection with any arrangements relating to the sale or other disposition of the Storage Assets, Company shall prepay, subject to the provisions of Section 2.02(d) below, the Obligations in an aggregate amount equal to the amount of such payment received.”

                          (c)        Section 2.04 of the Credit Agreement is hereby amended by adding the following new clause (c) at the end thereof:

                           “(c) Success Fee. If on the first to occur of the Payoff Date (as defined in the New Warrant (as defined in Amendment Number 1) or the Maturity Date, the Current Market Price (as defined in the New Warrant (as defined in Amendment Number 1) determined immediately prior to the Payoff Date is less than the Current Market Price as of the Effective Date (as defined in the New Warrant (as defined in Amendment Number 1)), the Borrowers shall pay to the Lender on such date a success fee in immediately available funds in an amount equal to: (i) the difference between the Current Market Price as of the Effective Date and the Current Market Price as of the Payoff Date; multiplied by (ii) the number of Common Shares (defined in the New Warrant (as defined in Amendment Number 1)) underlying the Warrants (defined in the New Warrant (as defined in Amendment Number 1)) represented by the Warrant defined in the New Warrant (as defined in Amendment Number 1), which fee referenced is fully earned on the Amendment Number 1 Effective Date and due and payable on the first to occur of the Payoff Date or the Maturity Date; provided that no such success fee shall be payable in the event that the New Warrant is redeemed by the Parent (in its sole discretion) on the earlier of Payoff Date or Maturity Date for a cash payment to Lender of $250,000 in accordance with the terms of the New Warrant.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (d)        Section 5 of the Credit Agreement is hereby amended by adding the following new Section 5.20 at the end thereof:

“Section 5.20 Collateral Coverage. Not less than (i) [***]% of the revenue comprising Consolidated Revenue of Parent and its Subsidiaries for the most recently ended fiscal quarter is attributable to revenue of the Loan Parties as a group (calculated, for the avoidance of doubt, without taking into account revenue of any Person who is not a Loan Party) and (ii) [***]% of the stated book value of the consolidated assets of Parent and its Subsidiaries for the most recently ended fiscal month is attributable to assets owned by the Loan Parties.

                          (e)        Section 6.01(c) of the Credit Agreement is hereby amended and restated in its entirety as follows:

                          “(c) as soon as available, but in any event within 20 days after the end of each calendar month, commencing with the month ended December 31, 2016, a consolidated balance sheet of the Parent and its Subsidiaries as at the end of such fiscal month, and the related consolidated statements of income for such month and for the portion of Parent’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding month of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and accompanied by a Compliance Certificate as required under Section 6.02(a); provided that it is acknowledged that the financial statements delivered for the month ending December 31, 2016 shall be prepared on a preliminary basis pending delivery of the financial statements referred to in Section 6.01(b) for the quarter ending December 31, 2016; and”

                          (f)        Section 6.02(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

                          “(a) concurrently with the delivery of the financial statements referred to in Sections 6.01(a), (b) and (c), a duly completed Compliance Certificate signed by a Senior Officer of Company; provided that no Compliance Certificate delivered with the financial statements referred to in Section 6.01(c) solely for the month ending December 31, 2016;”

                          (g)        Section 6 of the Credit Agreement is hereby amended by adding the following new Sections 6.17 thereto:

                                 “6.17. Milestones. Deliver to Lender:

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (a) (i) promptly upon any material change to the projections of the Loan Parties for the fiscal year ending December 31, 2017 previously delivered to Lender, an updated set of projections of the Loan Parties for the fiscal year ending December 31, 2017, on a month by month basis, in form and detail (including as to scope and underlying assumptions) reasonably satisfactory to Lender, and (ii) on or before Thursday of the week beginning January 15, 2017, a 3-week projection of cash disbursements and cash receipts of the Loan Parties and their Subsidiaries for the three-week period ending February 3, 2016, prepared on a week-by-week basis, in form and detail reasonably satisfactory to Lender (including the scope and methodology of review and analysis) (the “Initial Budget”).

                          (b) on or before February 7, 2017, an executed letter of intent with respect to a proposed financing by [***] or one or more of its affiliates (or another lender reasonably acceptable to Lender) of one or more of the Loan Parties providing for a senior credit facility secured by current assets of at least $10,000,000, permitting a separate senior financing secured by certain other long term assets and general intangibles of not less than $7,000,000 provided by [***] or another lender reasonably acceptable to Lender, and providing for targeted a closing date of no later than March 31, 2017,

                          (c) on or before February 15, 2017, an executed letter of intent with respect to a proposed senior financing of one or more of the Loan Parties by [***] or one of its affiliates (or another lender reasonably acceptable to Lender), providing for a senior facility of at least $7,000,000 secured by long term assets and general intangibles, permitting a separate senior financing of not less than $10,000,000 provided by [***] or one or more of its affiliates (or another lender reasonably acceptable to Lender) and secured by current assets, and providing for targeted a closing date of no later than March 31, 2017,

                          (d) on or before March 24, 2017, an executed letter of intent with respect to a proposed sale by the Loan Parties of certain Storage Assets of the Loan Parties on terms and conditions relative to payment consideration reasonably satisfactory to Lender and provided that any break-up, alternative transaction, or termination fee payable to the Loan Parties or their subsidiaries would be applied as a mandatory prepayment of the Obligations in accordance with the terms of Section 2.02(c)(iii), and

                          (e) on or before March 15, 2017, one or more letters of intent executed by the proposed purchasers thereof with respect to the proposed Third Equity Raise (which, for the avoidance of doubt, shall be in addition to the Initial Equity Raise and the Second Equity Raise) by Parent providing for net cash proceeds of not less than $3,000,000 and providing for a targeted a closing date of no later than March 31, 2017.

                          The foregoing to the contrary notwithstanding, (x) no Loan Party or Subsidiary of any Loan Party shall be permitted to execute a letter of intent delivered pursuant to the foregoing clauses (d) or (e) of this Section 6.17 that, and no such letter of intent shall satisfy the requirements of the foregoing clauses (d) or (e) if such letter of intent, requires the payment of a work fee or other form of cash deposit by Parent or one of its Subsidiaries connection with the delivery thereof or as a condition to the effectiveness or continued effectiveness thereof, and (y) no Loan Party or Subsidiary of any Loan Party shall be permitted to execute a letter of intent in connection with the proposed transactions described in foregoing clauses (b) or (c) of this Section 6.17 that, and no such letter of intent shall satisfy the requirements of the foregoing clauses (b) or (c) if such letter of intent, requires the payment of a work fee or other form of cash deposit by Parent or one of its Subsidiaries connection with the delivery thereof or as a condition to the effectiveness or continued effectiveness thereof, unless with respect to this clause (y) only, the following conditions are satisfied (A) (i) with respect to clause (b), the amount of such work fee or cash deposit does not exceed $50,000 and (ii) with respect to clause (c) either such deposit or work fee was paid to the Amendment Number 1 Effective Date or is otherwise commercially reasonable, and (B) the amount of such work fee or cash deposit (other than amounts paid prior to the Amendment Number 1 Effective Date) is accounted for in the most recent Budget and Lender has received a certificate of the chief financial officer of the Loan Parties, in form and substance reasonably satisfactory to Lender, certifying that, on a pro forma basis after giving effect to such cash deposit or work fee payment, the Budget adequately demonstrates the Loan Parties’ ability to meet all debt, liabilities, and operating requirements due and payable during the immediately subsequent 3-week period from Loan Parties’ projected revenue during such period.”

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (h)        Section 7.11 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“7.11        Financial Covenants.

(a) Minimum Consolidated Revenue. Fail to achieve Consolidated Revenue of Parent and its Subsidiaries of at least the required amount set forth in the following table for the applicable period set forth opposite thereto measured as of the last day thereof:

Consolidated Revenue	Applicable Period
$15,600,000	For 1 quarter period ending December 31, 2016
$3,900,000	For the 1 month period ending January 31, 2017
$4,900,000	For the 1 month period ending February 28, 2017
$9,600,000	For the 1 month period ending March 31, 2017 and the last day of each 1 month period ending thereafter

(b) Minimum Consolidated Adjusted EBITDA. Fail to achieve Consolidated Adjusted EBITDA of Parent and its Subsidiaries of at least the required amount set forth in the following table for the applicable period set forth opposite thereto measured as of the last day thereof:

Consolidated Revenue	Applicable Period
$(3,600,000)	For 1 quarter period

[***] Omitted pursuant to a request for confidential treatment with the SEC.

ending December 31, 2016
$(2,000,000)	For the 1 month period ending January 31, 2017
$(1,200,000)	For the 1 month period ending February 28, 2017
$750,000	For the 1 month period ending March 31, 2017 and the last day of each 1 month period ending thereafter

                          (i)        Section 8.01 of the Credit Agreement is hereby amended by amending and restating clauses (c) and (d) in their entirety as follows:

                   “(c) Any default occurs in the observance or performance of any agreement contained in Section 6.16, 6.17, or 7 of this Agreement or in any covenant contained in Amendment Number 1 (other than Section 8 thereof); or

                   (d) Any default occurs in the observance or performance of any agreement contained in Section 6.01 or 6.02 of this Agreement or Section 8 of Amendment Number 1 and such default continues for three (3) days after the earlier of (i) the date on which such failure shall first become known to any officer of any Loan Party, or (ii) the date on which written notice thereof is given to Borrower by Lender; or”.

                           (j)        Section 8.01 of the Credit Agreement is hereby amended by (i) deleting the “or” at the end of clause (k) thereof, (ii) replacing the “.” at the end of clause (l) thereof with “; or”, and (iii) inserting the following new clause (m) at the end of Section 8.01:

                          “(m) If (i) Parent shall not have received net cash proceeds of at least $2,000,000 from the issuance of common stock Equity Interests of Parent during the period between December 29, 2016 and December 31, 2016 (the “Initial Equity Raise”) and contributed to the Company at least $2,000,000 in immediately available funds from such Initial Equity Raise on or prior to December 31, 2016 by depositing such amount in the Designated Account, (ii) Parent shall not have received net cash proceeds of at least $3,000,000 from the issuance of common stock Equity Interests of Parent during the period between the January 1, 2017 and January 31, 2017 (the “Second Equity Raise”) and contributed to the Company at least $3,000,000 in immediately available funds from such Second Equity Raise on or prior to January 31, 2017 by depositing such amount in the Designated Account, and/or (iii) Parent shall not have received net cash proceeds of at least $3,000,000 from the issuance of common stock Equity Interests of Parent during the period between February 1, 2017 and March 31, 2017 (the “Third Equity Raise”) and contributed to the Company at least $3,000,000 in immediately available funds from such Third Equity Raise on or prior to March 31, 2017 by depositing such amount in the Designated Account.”

                          (k)        The Credit Agreement is hereby amended by adding Schedule D-1 in the form attached hereto as Exhibit A thereto.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (l)        Exhibit B to the Credit Agreement is hereby amended and restated in its entirety and replaced with Exhibit B attached hereto.

            6.        Conditions Precedent to Effectiveness. The satisfaction of each of the following shall constitute conditions precedent to the effectiveness of this Agreement and each and every provision hereof (such date being the “Agreement Effective Date”):

                          (a)        Lender shall have received counterparts of this Agreement duly executed and delivered by each Borrower and each Guarantor;

                          (b)        Lender shall have received, in form and substance satisfactory to Lender:

                                        (i) a replacement Note, evidencing Revolving Loans, duly executed and delivered by each Borrower;

                                        (ii) a duly executed original replacement common stock purchase warrant issued to Lender in the form of Exhibit C hereto (the “New Warrant”),

                                        (iii) such certificates of resolutions or other action, incumbency certificates and/or other certificates of Senior Officers of each Loan Party as Lender may require to establish the identities of and verify the authority and capacity of each Senior Officer thereof authorized to act as a Senior Officer thereof;

                                        (iv) such evidence as Lender may reasonably require to verify that each Loan Party is duly organized or formed, validly existing, in good standing (to the extent such concept is applicable in the relevant jurisdiction) and qualified to engage in business in such Loan Party’s jurisdiction of organization and in each foreign jurisdiction in which such Loan Party is required to be qualified, including certified copies of such Loan Party’s Organization Documents, certificates of good standing and/or qualification to engage in business, tax clearance certificates, and the like,

                            (c)        except for representations and warranties which would otherwise fail to be true and correct solely as a result of the occurrence and continuance of the Specified Defaults, the representations and warranties herein and in the Credit Agreement and the other Loan Documents shall be true and correct in all material respects (except where any such representation and warranty is already subject to a materiality standard, in which case such representation and warranty is true and correct in all respects) on and as of the date hereof, as though made on such date (except to the extent that such representations and warranties relate solely to an earlier day);

                          (d)        no Default or Event of Default (other than the Specified Defaults) shall have occurred and be continuing on the date hereof, nor shall result from the consummation of the transactions contemplated herein; and

                          (e)        no injunction, writ, restraining order or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein shall have been issued and remain in force by any Governmental Authority against any Borrower or any Guarantor or Lender.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            7.        Representations and Warranties. Each Loan Party hereby represents and warrants to Lender as follows (and such representations and warranties shall survive the execution and delivery of this Agreement):

                                 (a)        Due Organization and Qualification. Each Loan Party (i) is duly organized and validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any jurisdiction where the failure to be so qualified reasonably could be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

                                 (b)        Due Execution and Authority. Each Loan Party has the corporate or limited liability company, as applicable, power and authority and the legal right to make, deliver and perform this Agreement and each other Loan Document to which it is a party and each Loan Party has the corporate, limited liability company or other organizational, as applicable, power and authority to, and has taken all necessary action to, authorize the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party. No consent or authorization of, filing with, or other act by or in respect of, any Governmental Authority is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement or any of the other Loan Documents except for any filings or recordings in connection with the perfection of the Liens granted under the Loan Documents.

                                 (c)        No Legal Bar. The execution, delivery, and performance by each Borrower and each other Loan Party of this Agreement and each of the other Loan Documents to which it is a party and compliance with the provisions hereof and thereof have been duly authorized by all requisite action on the part of each such Borrower and each such other Loan Party and do not and will not (i) violate or conflict with, or result in a breach of, or require any consent under (x) any Organization Documents of a Borrower or any other Loan Party, (y) any material Laws, rules, or regulations or any order, writ, injunction, or decree of any Governmental Authority or arbitrator applicable to any of the Loan Parties or their respective businesses, or (z) any material Contractual Obligation of a Borrower or any other Loan Party or by which any of them or any of their property is bound or subject (after giving effect to any modifications, waivers or consents, the effectiveness of which may occur concurrently with the Closing Date), (ii) constitute a default under any such material agreement or instrument, or (iii) result in, or require, the creation or imposition of any Lien on any of the properties of a Borrower or other Loan Party (other than the Liens granted in connection herewith).

                                 (d)        Enforceability. This Agreement, the Credit Agreement and the other Loan Documents have been duly executed and delivered by each Borrower and Guarantor and are the legally valid and binding obligations of each Borrower and Guarantor, enforceable against such Borrower and Guarantor in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principals of equity (whether considered in a proceeding in equity or law).

                                 (e)        No Injunctions or Other Orders. No injunction, writ, restraining order, or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein has been issued and remains in force by any Governmental Authority against any Loan Party or Lender.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (f)        Representations and Warranties. Except for representations and warranties which would otherwise fail to be true and correct solely as a result of the occurrence and continuance of the Specified Defaults, the representations and warranties herein and in the Credit Agreement and the other Loan Documents are true and correct in all material respects (except where any such representation and warranty is already subject to a materiality standard, in which case such representation and warranty is true and correct in all respects) on and as of the date hereof, as though made on and as such date (except to the extent that such representations and warranties relate solely to an earlier day).

                          (g)        No Default. No Default or Event of Default (other than the Specified Defaults) has occurred and is continuing on the date hereof or as of the date upon which the conditions precedent set forth herein are satisfied, nor will result from the consummation of the transactions contemplated herein.

                          (h)        Performance. Except for the Specified Defaults, each Loan Party has performed in all material respects all agreements to be performed on its part on or before the date hereof as set forth in the Credit Agreement and the other Loan Documents.

                          (i)        Financial Projections. All projections concerning the Loan Parties that have been or are hereafter made available to Lender by any Loan Party or any Loan Party’s officers, management, shareholders, directors, employees, personnel, attorneys, accountants, advisors, auditors, consultants and other agents and representatives (each individually a “Loan Party Representative” and collectively the “Loan Party Representatives”) in connection with the transactions contemplated hereby and by the other Loan Documents have been (or will be, in the case of projections made available after the date hereof) prepared in good faith based upon reasonable assumptions (it being recognized by Lender that the projections and forecasts provided are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

                          (j)        No Duress. This Agreement has been entered into without force or duress, of the free will of each Loan Party. Each Loan Party’s decision to enter into this Agreement is a fully informed decision and each Loan Party is aware of all legal and other ramifications of such decision.

                          (k)        Comprehension and Advice of Counsel. (i) Each Loan Party has thoroughly read and reviewed the terms and provisions of this Agreement in its full and final form and is familiar with same, (ii) the terms and provisions contained herein are clearly understood by the Loan Parties and have been fully and unconditionally consented to by the Loan Parties, (iii) the Loan Parties have had full benefit and advice of counsel of their own selection, or the opportunity to obtain the benefit and advice of counsel of their own selection, in regard to understanding the terms, meaning and effect of this Agreement, (iv) this Agreement has been entered into by each Loan Party freely, voluntarily, and with full knowledge, and (v) in executing this Agreement, no Loan Party is relying on any representations, either written or oral, express or implied, made to any Loan Party by any other party hereto or Lender. Each Loan Party acknowledges that Lender’s agreements set forth in this Agreement are adequate and sufficient consideration for the agreements of the Loan Parties set forth in this Agreement.

                          (l)        Insolvency Proceedings. Each Loan Party represents and warrants to Lender that none of the Loan Parties has any present intent to file any voluntary petition under any chapter of the Bankruptcy Code, or directly or indirectly to cause any Loan Party to file any Insolvency Proceeding or to have any Insolvency Proceeding filed against any Loan Party. Each Loan Party represents and warrants to Lender that it and the Loan Party Representatives have no knowledge of any intention by any party or creditor to file any Insolvency Proceeding against any Loan Party.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            8.        Covenants. Each Loan Party hereby covenants and agrees with Lender as follows:

                          (a)        Consultant.

                                 (i)      The Loan Parties hereby acknowledge and agree that Lender is exercising its inspection rights under Section 6.08 of the Credit Agreement and intends to engage the services of Sherwood Partners (“Consultant”) to (A) review and analyze (y) the Loan Parties’ projections for the fiscal year ending December 31, 2017 and (z) the Initial Budget delivered by the Loan Parties, in order to verify that such projections and Initial Budget have been prepared based on reasonable assumptions, (B) conduct a review of the Loan Parties’ and their Subsidiaries’ intellectual property portfolio (including verification of ownership and location), and (C) conduct an analysis of the liquidation value of the assets of the Loan Parties and their Subsidiaries (the projects described in items (A) through (C) of this Section 8(a)(i) are referred to collectively as the “Initial Project”). Each Loan Party acknowledges and agrees that, in its discretion, Lender may broaden the scope of Consultant’s engagement, at Borrowers’ expense (subject to the cap on Borrower’s obligation to reimburse such expenses related to the Initial Project set forth in Section 8(a)(ii)), to include additional responsibilities or duties identified by Lender.

                                 (ii)     The Loan Parties and their respective Subsidiaries shall, upon reasonable notice from Lender, make each or any Loan Party’s and its Subsidiaries’ respective officers, management, shareholders, directors, employees, personnel, attorneys, accountants, advisors, auditors, consultants and other agents and representatives (each individually a “Loan Party Representative” and collectively the “Loan Party Representatives”) available during normal business hours for meetings with Lender and Consultant, as may be reasonably requested by Lender. Each Loan Party acknowledges and agrees that all fees, costs and expenses incurred or charged by Lender in connection with the analysis and review of the Loan Parties’ and their Subsidiaries’ affairs, financial condition, assets and operations (including, without limitation, the fees, costs, and expenses of any financial advisor or consultant, including costs and expenses of Consultant) shall immediately constitute a part of the Obligations that will be secured by the Collateral and shall be payable by Borrowers upon demand by Lender; provided, however, that Lender and Borrowers agree that Borrower shall not be responsible for more than $40,000 in fees of Consultant for completion of the Initial Project as long as the Loan Parties have complied with their obligations under this Agreement and the other Loan Documents.

                                 (iii)     Each Loan Party and their respective Subsidiaries shall cooperate in good faith with Lender and Consultant in furnishing information and taking such other action as required or contemplated by this Agreement and the other Loan Documents, including, without limitation, providing all information reasonably requested and providing Lender and the Lender-Related Persons full access during normal business hours to its original books and records (and to permit Lender to make copies thereof), property and assets wherever they may be located, which right of access shall include the right to inspect and appraise such property and assets; provided that no such access shall disrupt the ordinary course operation of the business of the Loan Parties. Each Loan Party authorizes Lender and Consultant to meet or have discussions with any Loan Party Representative from time to time to discuss any matters regarding the Loan Parties’ or their Subsidiaries’ assets, affairs, financial condition and operations, and shall direct and authorize, and hereby directs and authorizes, all such Loan Party Representatives to fully disclose to Lender and Consultant all information requested by Lender or Consultant regarding any Loan Party’s or their Subsidiaries’ assets, affairs, financial condition and operations. Each Loan Party waives and releases any Loan Party Representative from the operation and provisions of any confidentiality agreement with any Loan Party so that such Loan Party Representative is not prohibited from providing any information to Lender. Notwithstanding anything herein to the contrary, no Loan Party or Loan Party Representative shall be required to disclose any document, information or other matter that is subject to attorney-client or similar privilege.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                                        (iv)        Each Loan Party and their respective Subsidiaries shall cooperate in good faith with Lender and Consultant in order to provide Consultant with sufficient access to information reasonably requested by Consultant in order to enable Consultant to complete the Initial Projects on or prior to, with respect to the Initial Project described in clause (A) of the definition thereof, January 15, 2017, and with respect to all other aspects of the Initial Project, February 15, 2017.

                                        (v)        Upon the request of Lender, Borrowers shall arrange weekly telephone conferences between Lender, Borrowers, appropriate Loan Party Representatives, and Consultant.

                          (b)        Budget and other Reporting. On Thursday of each week after January 15, 2017, the Loan Parties shall deliver to Lender (i) a statement of actual cash receipts and cash disbursements for Parent and its Subsidiaries on a consolidated basis for the immediately preceding week, together with a comparison to the Budget (as updated pursuant to this Section 8(b)) for such period and (ii) an updated 3-week Budget (on a week-by-week basis), in form and detail reasonably satisfactory to Lender and developed by Borrowers (with input from the Consultant as required by Lender), including a variance analysis of actual versus forecast for the preceding 3-weeks, together with a certificate of the chief financial officer of the Loan Parties, in form and substance satisfactory to Lender, certifying that such Budget represents the Loan Parties’ good faith projections and estimates of their expenses for the period set forth therein, and each Loan Party in good faith believes the Budget will adequately provide for the Loan Parties’ operations for such period.

                          (c)        Perfection Certificate; Further Assurances. On or before January 21, 2017, the Loan Parties shall deliver to Lender an updated, completed and duly executed perfection certificate in form and substance reasonably satisfactory to Lender. The Loan Parties shall take, or cause each other Loan Party to take, such actions as shall be necessary or reasonably requested by Lender to create and perfect Lender’s Liens in the assets of the Loan Parties, in each case, at the expense of Borrowers.

                          (d)        German Security Confirmation Agreement. On or prior to January 31, 2017, the Loan Parties shall have executed and delivered German law governed (i) security confirmation agreements, (ii) supplemental pledge agreements, and (iii) share pledge agreements relative to the equity issued by Subsidiary Borrower, in each case reasonably requested by Lender, each in form and substance reasonably satisfactory to Lender.

                          (e)        Compliance with the Loan Documents. Except to the extent compliance is expressly waived in Section 3 of this Agreement, each Loan Party shall strictly adhere to all the terms, conditions and covenants of the Loan Documents, including terms requiring prompt payment of principal and interest amounts when due, in each case, subject to any applicable grace or cure periods, if any.

          The Loan Parties acknowledge and agree that failure by any Loan Party to timely comply with any of the covenants contained in this Section 8 shall constitute an immediate Event of Default.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            9.        Bankruptcy Matters.

                          (a)        Each Loan Party covenants with Lender that the Loan Parties and their Subsidiaries shall use its best efforts to provide Lender with not less than 7 Business Days prior written notice before filing any voluntary proceeding, or cooperating with or consenting to the filing for any involuntary proceeding, under any chapter of the Bankruptcy Code or in connection with any other Insolvency Proceeding, or any other voluntary or involuntary petition for relief under any Debtor Relief Law. Each Loan Party further agrees that during the notice periods described above and before commencing any Insolvency Proceeding, filing any voluntary proceeding, or cooperating with or consenting to the filing for any involuntary proceeding or involuntary Insolvency Proceeding, under any chapter of the Bankruptcy Code or any Debtor Relief Law, the Loan Parties and their Subsidiaries shall use their best efforts to cooperate in good faith with Lender in order to negotiate a mutually agreeable “cash collateral” budget and plan for proposal in the first day orders.

                          (b)        Lender shall immediately become entitled, among other relief to which Lender may be entitled under the Loan Documents, and at law or in equity, to obtain upon ex parte application therefor and without further notice or action of any kind, (i) an order from any court of competent jurisdiction (the “Court”) prohibiting the use by the trustee in bankruptcy, or by such Loan Party as debtor-in-possession, of Lender’s “cash collateral” (as such term is defined in Section 363 of the Bankruptcy Code) in connection with the Loan Documents; and (ii) an order from the Court granting immediate relief from the automatic stay pursuant to Section 362 of the Bankruptcy Code so as to permit Lender to exercise all of Lender’s rights and remedies pursuant to the Loan Documents, and at law and in equity, and each Loan Party further acknowledges and agrees that (x) the occurrence or existence of any breach or default under this Agreement or any Event of Default under any other Loan Document shall, in and of itself, constitute “cause” for relief from the automatic stay pursuant to the provisions of Section 362(d)(1) of the Bankruptcy Code, and (y) in no event shall any Loan Party contest a motion to lift the automatic stay filed by Lender.

                          (c)        Each Loan Party represents and warrants to Lender and agrees as follows: (i) the Loan Parties have assured Lender that if the consensual out-of-court restructuring contemplated by this Agreement cannot be carried out by the Loan Parties in accordance with the terms of this Agreement, then the Loan Parties intend to allow Lender to foreclose (or accept all or a portion of the Collateral in full or partial satisfaction of the Obligations) and exercise all of Lender’s other rights and remedies as a secured creditor; (ii) the Loan Parties do not intend to commence any Insolvency Proceeding and have no intention of seeking any non-consensual relief against Lender in any Insolvency Proceeding; (iii) if the Loan Parties are unable to reorganize their business and financial affairs prior to the occurrence of any Event of Default so that the Loan Parties are able to satisfy their obligations to Lender under this Agreement and the other Loan Documents, any further attempt or additional time to reorganize the Loan Parties’ financial affairs and to pay and perform the Loan Parties’ obligations to Lender would be fruitless and impracticable to achieve; (iv) any filing by any Loan Party of any Insolvency Proceeding or the exercise of like or similar rights by any Loan Party prior to satisfaction of the Obligations to Lender would be inconsistent with and contrary to the intentions of the parties hereto; (v) the Loan Parties cannot formulate or implement a successful plan of reorganization, restructuring or similar relief in any such Insolvency Proceeding that would adequately and sufficiently protect the rights of Lender or enable the Loan Parties to satisfy their obligations to Lender; (vi) in light of the foregoing, any such filing would be made in bad faith as such term is used by courts in construing the Bankruptcy Code; (vii) in light of the foregoing, if any Insolvency Proceeding is filed by or against any Loan Party, Lender shall have the right, among other things, to seek and obtain immediate relief from any stay as to the Collateral for the obligations secured thereby and to have the exclusivity period for the filing of any plan of reorganization terminated, and the Loan Parties shall be estopped from objecting to or opposing in any manner the relief requested by Lender or the termination of any such exclusivity period in a bankruptcy proceeding; and (viii) the Loan Parties will not solicit, assist or encourage any third party to file any Insolvency Proceeding petition against any Loan Party. The Lender is relying on, among other things, the representations and warranties contained in this Section 8 in entering into this Agreement.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            10.      Other Acknowledgements.

     (a) Acknowledgement and Reaffirmation of Obligations. Each Loan Party hereby acknowledges, confirms and agrees that as of the close of business on December 30, 2016, Borrowers were indebted to Lender for Revolving Loans, Term Loan, Letter of Credit Usage, and other extensions of credit and financial accommodations under the Loan Documents in the following amounts:

Revolving Loans:	$10,000,000.00 plus accrued and unpaid interest thereon plus accrued and unpaid fees, costs and expenses due and owing under the Loan Documents
Term Loan:	$8,195,017.72 plus accrued and unpaid interest thereon plus accrued and unpaid fees, costs and expenses due and owing under the Loan Documents
Letter of Credit Usage	$400,00.00.00 plus accrued and unpaid interest thereon plus accrued and unpaid fees, costs and expenses due and owing under the Loan Documents
Total Obligations:	$18,595,017.72 plus accrued and unpaid interest thereon plus accrued and unpaid fees, costs and expenses due and owing under the Loan Documents

             All such Obligations owing by Loan Parties, together with interest accrued and accruing thereon, and all fees, costs, expenses and other charges now or hereafter payable by any Loan Party to Lender, are unconditionally and jointly and severally owing by the Borrowers to Lender, without offset, defense, withholding, counterclaim or deduction of any kind, nature or description whatsoever and shall be payable in accordance with the terms of the Credit Agreement and the other Loan Documents.

             Each Borrower and Guarantor hereby acknowledges that the Loan Documents to which it is a party and the Obligations constitute the valid and binding obligations of such Borrower and Guarantor enforceable against such Borrower or Guarantor, as applicable, in accordance with their respective terms, and each Borrower and Guarantor hereby reaffirms its obligations under the Loan Documents to which it is a party. Lender’s entry into this Agreement or any of the documents referenced herein, their negotiations with any party with respect to each Borrower and any Guarantor, their conduct of any analysis or investigation of any Collateral for the Obligations or any Loan Document, their acceptance of any payment from any Borrower or any other party of any payments made prior to the date hereof, or any other action or failure to act on the part of Lender shall not constitute (i) a modification of any Loan Document (except as expressly amended in this Agreement), or (ii) a waiver of any Default or Event of Default under the Credit Agreement, including, without limitation, the Specified Defaults except as expressly waived pursuant to this Agreement, or a waiver of any term or provision of any Loan Document.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (b)        Acknowledgement of Security Interests. Each Loan Party hereby acknowledges, confirms and agrees that Lender has and shall continue to have valid, enforceable and perfected first-priority Liens in the Collateral (or other similar term used in any Loan Document) of the Loan Parties under the Loan Documents, except in the case of (a) Permitted Liens, to the extent any such Permitted Liens would have priority over the Liens in favor of the Lender pursuant to any applicable law and (b) Liens perfected only by possession (including possession of any certificate of title) to the extent the Lender has not obtained or does not maintain possession of such Collateral.

                          (c)        Binding Effect of Documents. Each Loan Party hereby acknowledges, confirms and agrees that: (i) each of the Loan Documents to which it is a party has been duly executed and delivered to Lender by such Loan Party, and each is in full force and effect as of the date hereof, (ii) the agreements and obligations of each Loan Party contained in this Agreement and the other Loan Documents constitute the legal, valid and binding obligations of such Loan Party and its successors and assigns, enforceable against such Loan Party and its successors and assigns in accordance with their respective terms, and such Loan Party and its successors and assigns have no valid defense to the enforcement of the Obligations and such guaranteed indebtedness, and (iii) Lender is and shall be entitled to the rights, remedies and benefits provided for in the Loan Documents (as such rights, remedies and benefits may be limited as set forth in this Agreement) and under applicable law or at equity.

                          (d)        No Disregard of Loan Documents. Each Loan Party acknowledges that the parties hereto have not entered into a mutual disregard of the terms and provisions of the Credit Agreement or the other Loan Documents, or engaged in any course of dealing in variance with the terms and provisions of the Credit Agreement or the other Loan Documents, within the meaning of any applicable law of the State of California or otherwise.

                          (e)        Loan Party Remain in Control. Each Loan Party acknowledges that it remains in control of its business and affairs and determines the business plan, for, and employment, management and operating directions and decisions for its business and affairs.

            11.      [Reserved].

            12.      Payment of Costs and Fees. Borrowers jointly and severally shall pay to Lender all costs, fees, expenses, and charges of every kind in connection with the preparation, negotiation, execution and delivery of this Agreement and any documents and instruments relating hereto. In addition thereto, Borrowers jointly and severally agree to reimburse Lender on demand for its costs arising out of this Agreement and all documents or instruments relating hereto (which costs may include the fees and expenses of any attorneys retained by Lender). The undertaking in this Section 12 shall survive the payment in full of the Obligations and shall be subject to any limitations set forth in Section 8(a)(ii) above.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            13.      Tolling of Statute of Limitations.

                          (a)        Any and all statutes of limitations applicable to any and all rights, causes of action, claims and remedies, or equitable claim or laches, which Lender has or might have against any Loan Party arising out of or relating to the circumstances and events described in the recitals shall be and hereby are tolled and suspended effective at all times on and after the date of this Amendment.

                          (b)        Except for the tolling of the statute of limitations applicable to Lender's rights, causes of action, claims and remedies against each other party set forth above, nothing in this Section 13 is intended to modify or amend the obligations of any Loan Party to Lender, or to be any waiver, estoppel or election as to any right, claim, defense or objection of any Lender. Any and all substantive rights of Lender are hereby expressly preserved.

                          (c)        It is expressly understood and agreed that nothing in this Section 13 shall operate or be construed to defeat or diminish Lender's right to file actions or assess claims against any Loan Party (in conformance with the terms of this Amendment), without prior verbal or written notice, or any issue, including but not limited to the matters discussed hereinabove.

            14.      Compromise Negotiations. Other than the provisions of this Agreement explicitly set forth herein, any discussions between the parties hereto in reference to the drafting hereof (the “Negotiations”) shall not be utilized or admissible in any subsequent litigation between the parties hereto. All such Negotiations shall be considered “compromise negotiations” pursuant to N.Y. C.P.L.R. 4547, Fed. R. Evid. 408 and any comparable provision of any other state or federal law which may now or in the future be deemed applicable to the Negotiations, and none of such Negotiations shall be considered “otherwise discoverable” or be permitted to be discoverable or admissible for any other purpose except to prove “bias, prejudice, interest of a witness or a party, negating a contention of undue delay, or an effort to obstruct a criminal investigation or prosecution” as provided by N.Y. C.P.L.R. 4547, Fed. R. Evid. 408 and any comparable provision of any other state or federal law which may now or in the future be deemed applicable to the Negotiations. For purposes of clarification, notwithstanding the foregoing, if a dispute arises out of this Agreement, the parties shall have the absolute right to resolve such dispute in the courts specified in Section 15 below.

            15.      Governing Law; Jurisdiction and Venue; Jury Trial Waiver; Judicial Reference. THIS AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING GOVERNING LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTIONS 9.20 AND 9.22 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

            16.      Waiver of Bond. EACH LOAN PARTY WAIVES THE POSTING OF ANY BOND OTHERWISE REQUIRED OF LENDER IN CONNECTION WITH ANY RECEIVERSHIP INSTITUTED PURSUANT HERETO OR ANY OTHER LOAN DOCUMENT, ANY JUDICIAL PROCESS OR PROCEEDING OR TO ENFORCE ANY JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF LENDER OR TO ENFORCE BY SPECIFIC ENFORCEMENT, ANY TEMPORARY RESTRAINING ORDER, PRELIMINARY OR PERMANENT INJUNCTIONS, OR THIS AGREEMENT.

            17.      Time of Essence. Time is of the essence in the payment and performance of each of the obligations of Loan Parties and with respect to all covenants and conditions to be satisfied by any Loan Party in this Agreement, the other Loan Documents and all other documents, acknowledgments and instruments delivered in connection herewith.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            18.      Release by Loan Parties; Covenant not to Sue.

                          (a)        Effective on the date hereof, each Loan Party, for itself and on behalf of its successors, assigns, officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby waives, releases, remises and forever discharges Lender, each of its Affiliates, and each of their respective successors in title, past, present and future officers, directors, employees, limited partners, general partners, investors, attorneys, assigns, subsidiaries, shareholders, trustees, agents, Consultant and other professionals and all other persons and entities to whom Lender would be liable if such persons or entities were found to be liable to any Loan Party (each a “Releasee” and collectively, the “Releasees”), from any and all past, present and future claims, suits, liens, lawsuits, adverse consequences, amounts paid in settlement, debts, deficiencies, diminution in value, disbursements, demands, obligations, liabilities, causes of action, damages, losses, costs and expenses of any kind or character, whether based in equity, law, contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law (each a “Claim” and collectively, the “Claims”), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, matured or unmatured, foreseen or unforseen, past or present, liquidated or unliquidated, suspected or unsuspected, which any Loan Party ever had from the beginning of the world, now has, or might hereafter have against any such Releasee which relates, directly or indirectly to the Credit Agreement, any other Loan Document, or to any acts or omissions of any such Releasee with respect to the Credit Agreement or any other Loan Document, or to the lender-borrower relationship evidenced by the Loan Documents; provided, that the releases set forth in this paragraph shall not release any Releasee from its duties and obligations from and after the date hereof that are set forth in the Credit Agreement, any Loan Document, or this Agreement. As to each and every Claim released hereunder, each Loan Party hereby represents that it has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH A CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

                          As to each and every Claim released hereunder, each Loan Party also waives the benefit of each other similar provision of applicable federal or state law of any applicable jurisdiction, if any, pertaining to general releases after having been advised by its legal counsel with respect thereto.

            Each Loan Party acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such Claims and agrees that this instrument shall be and remain effective in all respects notwithstanding any such differences or additional facts. This release shall be and remain in full force and effect notwithstanding the discovery by any Loan Party after the date hereof (i) of any new or additional Claim against any Releasee, (ii) of any new or additional facts in any way relating to this release, (iii) that any fact relied upon by it was incorrect, or (iv) that any representation or warranty made by any Releasee was untrue or that any Releasee concealed any fact, circumstance or claim relevant to any Loan Party’s execution of this release. Each Loan Party understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (b)        Each Loan Party, for itself and on behalf of its successors, assigns, and officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee above that (i) none of the provisions of the above release shall be construed as or constitute an admission of any liability on the part of any Releasee; (ii) it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by such Person pursuant to this Section 18; and (iii) any attempt to assert a Claim barred by the provisions of this Section 18 shall subject it to the provisions of applicable law setting forth the remedies for the bringing of groundless, frivolous or baseless claims or causes of action. Each Loan Party further agrees that it shall not dispute the validity or enforceability of the Credit Agreement or any of the other Loan Documents or any of its obligations thereunder, or the validity, priority, enforceability or the extent of Lender’s Lien on any item of Collateral under the Credit Agreement or the other Loan Documents. If any Loan Party or any Person acting for or on behalf of, or claiming through it, violate the foregoing covenant, such Loan Party, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by such Releasee as a result of such violation. In agreeing to the foregoing release, each Loan Party expressly disclaims any reliance on any representations or warranties, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the above release do not depend in any way on any such representations or warranties, acts or omissions or the accuracy, completeness or validity thereof.

                          (c)        The provisions of this Section 18 shall survive the termination of this Agreement and the other Loan Documents and the payment in full of the Obligations.

                          (d)        Each Loan Party acknowledges that the foregoing release is a material inducement to Lender’s decision to enter into this Agreement.

            19.      Specific Performance. It is understood and agreed by each of the parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled, without being required to demonstrate irreparable harm, likelihood of success on the merits or the insufficiency of money damages, and without (to the extent permitted by applicable law) posting a bond or other security, to specific performance and injunctive or other equitable relief as a remedy of any such breach.

            20.      Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Agreement and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

            21.      Integration. This Agreement, and the terms and provisions hereof, which terms shall be deemed to include the annexes, exhibits, and schedules hereto, together with the other Loan Documents and the other documents delivered pursuant hereto (each as amended, supplemented or otherwise modified from time to time), incorporate all negotiations of the parties hereto with respect to the subject matter hereof and sets forth in full the terms of agreement between the parties and is intended as the full, complete and exclusive contract governing the relationship between the parties with respect to the transactions contemplated herein, superseding all other discussions, promises, representations, agreement and understandings, whether express or implied, oral or written, between the parties with respect thereto.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            22.      Submission of Agreement. The submission of this Agreement to the parties or their agents or attorneys for review or signature does not constitute a commitment by Lender to forbear from exercising any of their rights and remedies under the Loan Documents, and this Agreement shall have no binding force or effect until all of the conditions to the effectiveness of this Agreement have been satisfied as set forth herein.

            23.      Modification and No Further Commitment. This Agreement may not be amended, waived, supplemented or otherwise modified in any manner without the written consent of the party against whom the amendment, waiver, supplement or other modification is sought to be enforced. Each Loan Party acknowledges and agrees that (a) Lender has no obligation whatsoever to discuss, negotiate or to agree to any restructuring of the loans or other Obligations under the Credit Agreement, or any modification, amendment, waiver, supplement, restructuring or reinstatement of the Loan Documents, or to forbear from exercising Lender’s rights and remedies under the Loan Documents, except as specifically provided in this Agreement, and (b) if there are any future discussions among Lender and the Loan Parties concerning any such modification, amendment, waiver, supplement, restructuring or reinstatement, then no modification, amendment, waiver, supplement, restructuring, reinstatement, compromise, settlement, agreement or understanding with respect to the loans or Obligations under the Credit Agreement or the Loan Documents shall constitute a legally binding agreement or contract or have any force or effect whatsoever unless and until reduced to writing and signed by authorized representatives of Lender, and none of the parties hereto shall assert or claim in any legal proceedings or otherwise that any such agreement exists except in accordance with the terms of this Section 23.

            24.      Reaffirmation of Obligations. Each Loan Party hereby (a) acknowledges and reaffirms its obligations owing to Lender under each Loan Document to which it is a party, and (b) agrees that each of the Loan Documents to which it is a party is and shall remain in full force and effect. Each Loan Party hereby (i) further ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted, pursuant to and in connection with any Loan Document to Lender, as collateral security for the obligations under the Loan Documents in accordance with their respective terms, and (ii) acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof (including, without limitation, from after giving effect to this Agreement).

            25.      Ratification. Each Loan Party hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement and the Loan Documents effective as of the date hereof and as amended hereby.

            26.      Effect on Loan Documents.

                          (a)        The Credit Agreement and each of the other Loan Documents shall be and remain in full force and effect in accordance with their respective terms (as amended by this Agreement) and hereby are ratified and confirmed in all respects. The execution, delivery, and performance of this Agreement shall not operate, except as expressly set forth herein, as a forbearance, waiver, consent or modification of any right, power, or remedy of Lender under the Credit Agreement or any other Loan Document. The waivers, consents and modifications herein are limited to the specifics hereof (including facts or occurrences on which the same are based), shall not apply with respect to any facts or occurrences other than those on which the same are based, and shall not (i) excuse future non-compliance with the Loan Documents, (ii) operate as a consent to any further or other matter under the Loan Documents, or (iii) operate as a waiver of any Default or Event of Default (other than the Specified Defaults). Lender is not obligated to consider or consent to any additional request by any Loan Party for any other waiver, consent or other modification with respect to the Credit Agreement. Except for the waivers, consents and other modifications expressly set forth above, the text of the Credit Agreement and all other existing Loan Documents shall remain unchanged and in full force and effect and Lender expressly reserves the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

                          (b)        This Agreement is a Loan Document.

                          (c)        Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, references to the masculine, feminine or neuter gender shall include each other, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.

            27.      Survival. All covenants, representations and warranties, indemnities and releases contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by Lender or on any other Person on its behalf.

            28.      No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

            29.      Notices. All notices, requests, and demands to or upon the respective parties hereto shall be given in accordance with the Credit Agreement.

            30.      Counterparts. This Agreement may be executed by one or more of the parties hereto on any number of separate counterparts, each of which when so executed and delivered, shall be deemed an original and all of which, when taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic methods of transmission shall be as effective as delivery of a manually executed counterpart hereof. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

            31.      Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Agreement.

            32.      Construction. This Agreement shall not be construed more strictly against Lender merely by virtue of the fact that the same has been prepared by Lender or its counsel, it being recognized that the Lon Parties and Lender have contributed substantially and materially to the preparation of this Agreement, and each party acknowledges and waives any claim contesting the existence and the adequacy of the consideration given by any of the other parties hereto in entering into this Agreement.

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            33.      Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Borrowers, the Guarantors and Lender, and their respective successors and assigns, provided that none of the Borrowers shall have any right to assign any of its rights or duties under this Agreement.

            34.      Relationship of the Loan Parties and Lender. The relationship between the Borrowers and the Guarantors, on the one hand, and Lender, on the other hand, is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with any Borrower or Guarantor, and no term or condition of this Agreement or any other Loan Document shall be construed so as to deem the relationship between any Borrower or Guarantor and Lender to be other than that of debtor and creditor.

            35.      Releasees Not Agents of Any Loan Party. Each Loan Party acknowledges that at the time this Agreement was negotiated and entered that no “Releasee” as defined in Section 18 of this Agreement is an agent, dual agent or fiduciary of any Loan Party.

            36.      Lender Not Liable For Expenses. Nothing in this Agreement shall be intended or construed to hold Lender liable or responsible for any expense, disbursement, liability or obligation of any kind or nature whatsoever, including, without limitation, wages, salaries, payroll taxes, deposits, withholding, benefits or other amounts payable to or on behalf of any Loan Party.

            37.      Additional Waivers by the Loan Parties. Each Loan Party waives: (a) presentment, demand and protest and notice of presentment, protest, default, non payment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by the Lender on which any Loan Party may in any way be liable and hereby ratifies and confirms whatever the Lender may do in this regard; (b) notice prior to taking possession or control of the Collateral; (c) the benefit of all valuation, appraisement and exemption laws; and (d) notice of acceptance hereof. Each Loan Party acknowledges that the foregoing waivers are a material inducement to the Lender entering into this Agreement and that the Lender is relying upon the foregoing waivers in its future dealings with the Loan Parties. Each Loan Party represents and warrants that it has fully reviewed and understands the foregoing waivers.

[signature pages follow]

[***] Omitted pursuant to a request for confidential treatment with the SEC.

            IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized officers or representatives to execute and deliver this Agreement as of the day and year first written above.

BORROWERS:	OVERLAND STORAGE, INC.,
a California corporation, as Company and as a Borrower

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: SVP and CFO

TANDBERG DATA GMBH,
a limited liability company organized under the laws of Germany, as a Borrower

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Geschaftsfuhrer

[***] Omitted pursuant to a request for confidential treatment with the SEC.

OVERLAND STORAGE, INC., a California
GUARANTORS:	corporation, as a Guarantor

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: SVP and CFO

SPHERE 3D CORP., a corporation organized under the laws of Ontario Canada, as a Guarantor

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: SVP and CFO

SPHERE 3D INC., a corporation organized under the laws of Canada, as a Guarantor

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: SVP, CFO, and Secretary

V3 SYSTEMS HOLDINGS, INC., a Delaware corporation, as a Guarantor

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Secretary and CFO

LENDER:	OPUS BANK, a California commercial bank, as
Lender

By:	/s/ Geoff Anfuso
Name: Geoff Anfuso
Its: Authorized Signatory

[***] Omitted pursuant to a request for confidential treatment with the SEC.

SCHEDULE A

Specified Defaults

Section / Covenant	Required
Section 7.11(c) – Minimum Asset Coverage Ratio	1.10:1.0 as at the Fiscal Quarter ended October 31, 2016
Section 7.11(c) – Minimum Asset Coverage Ratio	1.10:1.0 as at the Fiscal Quarter ended November 30, 2016

Exhibit A

Schedule D-1
Designated Account

Account number 48547202 of the Company maintained with Opus Bank.

Exhibit B

FORM OF COMPLIANCE CERTIFICATE
[see attached]

Exhibit C

FORM OF WARRANT
[see attached]